
Mail Stop 7010

April 20, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Donald Miller
Chief Executive Office
URON, Inc.
9449 Science Center Drive
New Hope, MN 55428

      Re: URON, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 26, 2007
               File No. 000-52015

Dear Mr. Miller:

      We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to the second bullet point of comment 2 from our letter dated April 13, 2007. It appears that preemptive and cumulative voting rights are material, regardless of the manner in which the original shares of common stock were acquired. It is also not clear how the discussion of the "investment decision" or the comparative shareholder rights addresses the issue of whether the revised common stock represents a new security. Please advise.

     Further, please provide us with your detailed analysis as to the applicability of the Section 3(a)(9) exemption to the facts of your case.

                            *   *   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Janna Severance
        Messerli & Kramer P.A.
        1800 Fifth Street Towers
        150 South Fifth Street
        Minneapolis, MN 55402